UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Vector Group Ltd.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Bennett S. LeBow

c/o Vector Group Ltd.

100 S.E. Second Street, 32nd Floor

Miami, FL 33131

(305) 579-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 92240M-10-8	PAGE 2 OF 4 PAGES

1	Name of Reporting Person Bennett S. LeBow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,592,441 (See Item 5)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,592,441 (See Item 5)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,592,441 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.6%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 92240M-10-8	PAGE 3 OF 4 PAGES

PRELIMINARY STATEMENT:

This Amendment is being filed in order to amend and restate Amendment No. 19 to the Schedule 13D of Bennett S. LeBow as filed with the Securities and Exchange Commission on October 22, 2012 (the “Original Amendment No. 19”). The Original Amendment No. 19 inadvertently reported that, on October 22, 2012, LeBow Gamma Limited Partnership transferred 500,000 shares of Common Stock to LeBow Alpha LLLP in exchange for the partial redemption of the limited partner interest held by LeBow Alpha LLLP in LeBow Gamma Limited Partnership. That transfer should have been reported as a sale of 500,000 shares of Common Stock by LeBow Gamma Limited Partnership to LeBow Alpha LLLP in a private transaction for $16.56 per share in cash.

This Amendment No. 19 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5 is hereby amended as follows:

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of October 22, 2012, the Reporting Person was the direct or indirect beneficial owner of, in the aggregate, 8,592,441 shares of Common Stock, which constituted approximately 10.6% of the 81,400,512 shares of Common Stock outstanding on July 31, 2012.

(b)	The Reporting Person (a) exercises sole voting power and sole dispositive power over 11,575 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 5,427,993 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, (ii) 47,287 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, and (iii) 3,105,586 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Epsilon 2001 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 2001 Limited Partnership. LeBow Alpha LLLP is the controlling member of LeBow Epsilon 2001 LLC and LeBow Holdings LLC is the general partner of LeBow Alpha LLLP. The Reporting Person is trustee of LeBow 2011 Management Trust, a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC.

(c)	On October 22, 2012, LeBow Gamma Limited Partnership sold 500,000 shares of Common Stock to LeBow Alpha LLLP in a private transaction for $16.56 per share in cash, and LeBow Alpha LLLP transferred 500,000 shares of Common Stock to LeBow Family Irrevocable Trust in exchange for the partial redemption of the limited partner interest held by LeBow Family Irrevocable Trust in LeBow Alpha LLLP. The beneficiaries of LeBow Family Irrevocable Trust are the children and grandchildren of the Reporting Person. The Reporting Person does not possess voting or dispositive power with respect to the shares of Common Stock held by LeBow Epsilon Irrevocable Trust.

SCHEDULE 13D

CUSIP NO. 92240M-10-8	PAGE 4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012

/s/ Bennett S. LeBow
Bennett S. LeBow